09042984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
2009
Washington, DC

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| SEC FILE NUMBER |
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| 8- 50713 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Casgrain & Company (USA) Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 McGill College Avenue, 21st floor
(No. and Street)

| Montreal | QC | H3B 4G7 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

André Zanga 514-871-8080
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond Chabot Grant Thornton
(Name – *if individual, state last, first, middle name*)

| 600 de la Gauchetière Street West, Suite 1900 | Montreal | QC | H3B 4L8 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Guy R. Casgrain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Casgrain & Company (USA) Limited, as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Michael Bantey
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Michael Bantey

* Member of the Bar of the Province of Québec (No. 188388-7) and ex officio Commissioner of Oaths

# Casgrain & Company (USA) Limited

## Statement of Financial Condition
## September 30, 2009

Raymond Chabot Grant Thornton

## Independent Auditor's Report

**Raymond Chabot Grant Thornton LLP**
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8

Telephone: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

To the Board of Directors of
Casgrain & Company (USA) Limited

We have audited the accompanying statement of financial condition of Casgrain & Company (USA) Limited as at September 30, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally acepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Casgrain & Company (USA) Limited as at September 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

Raymond Chabot Grant Thornton LLP[1]

Chartered Accountants

Montréal, Québec, Canada
November 5, 2009

[1] Chartered accountant auditor permit no. 20750

# Casgrain & Company (USA) Limited
# Statement of Financial Condition

**September 30, 2009** (in U.S.$)

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 1,019,738 |
| Securities purchased under agreements to resell | 263,632,634 |
| Financial instruments owned, at fair value ($23,717,422 pledged as collateral) | 23,717,422 |
| Income taxes receivable | 410,152 |
| Other assets | 6,746 |
| **Total assets** | $ 288,786,692 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| Short-term borrowing from Parent, 1%, repayable upon demand | $ 59,685 |
| Payable to broker-dealers | 163,384,313 |
| Financial instruments sold, but not yet purchased, at fair value | 104,116,607 |
| Other liabilities | 98,267 |
| **Total liabilities** | 267,658,872 |
| **STOCKHOLDER'S EQUITY** | |
| Preferred stock, without par value | |
| Authorized: unlimited number of shares | |
| Issued: none | |
| Common stock, without par value | |
| Authorized: unlimited number of shares | |
| Issued: 9,525,000 | 9,525,000 |
| Retained earnings | 11,602,820 |
| Total stockholder's equity | 21,127,820 |
| **Total liabilities and stockholder's equity** | $ 288,786,692 |

The accompanying notes are an integral part of this financial condition.

**On behalf of the Board,**

Director ........................ Director ........................

# Casgrain & Company (USA) Limited
# Notes to Financial Condition

**September 30, 2009** (in U.S.$)

## 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Casgrain & Company (USA) Limited ("the Company"), a Canadian corporation, is a wholly-owned subsidiary of Casgrain & Company Limited ("the Parent"), a Canadian broker-dealer. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation.

The Company deals in securities of the government of Canada and agencies, Canadian provincial governments and agencies, U.S. government securities, Canadian municipal securities as well as Canadian and U.S. corporate debt and equity securities. These activities are conducted on behalf of the Company's clients and for its own account. The Company's clients, which are strictly comprised of financial institutions and other broker-dealers, are located almost entirely in the United States.

The Company effects all its financial instruments transactions on a delivery/receive versus payment basis and therefore the Company does not otherwise hold funds or securities for, or owe money or securities, to clients.

## 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of presentation

Although the Company is a Canadian entity, it uses the U.S. dollar as the functional currency as the U.S. dollar is the currency of the primary economic environment in which the entity primarily operates.

### Accounting Standards Codification ("Codification") and the Hierarchy of General Accepted Accounting Principles ("GAAP")

On September 15, 2009, the Codification became the single source of authoritative U.S. GAAP for nongovernmental entities with the recent issuance of Financial Accounting Standards Board ("FASB") Statement No. 168, the FASB Accounting Standards Codification and the Hierarchy of Generally Accounting Principles: a replacement of FASB Statement No. 162, Generally Accepted Accounting Principles. Rules and interpretive releases of the SEC under authority of federal securities law also became source of authoritative GAAP for SEC registrant. The Codification establishes a two-level GAAP hierarchy: authoritative guidance and non-authoritative guidance. All existing accounting standards have been superseded and all other accounting literature not included in the Codification are considered non-authoritative. The Codification does not change the current GAAP. The Company's adoption of the Codification did not have a material impact on the Company's financial condition. References to authoritative U.S. GAAP literature in the Company's financial statements have been updated to reflect the new Codification references.

### Use of estimates

The preparation of financial condition in conformity with GAAP in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

# Casgrain & Company (USA) Limited
# Notes to Financial Condition

**September 30, 2009** (in U.S.$)

## 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Financial instruments transactions

Financial instruments transactions are recorded in the financial condition on a trade date basis.

Amounts receivable and payable for financial instruments transactions that have not reached their contractual settlement date are recorded on a net basis and are reflected accordingly in receivable from, or payable to, broker-dealers on the statement of financial condition.

### Financial instruments used for trading

Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value.

### Derivatives

Derivative financial instruments utilized by the Company are strictly comprised of U.S. exchange-traded contracts such as futures and options and are recorded at fair value.

Futures contracts with positive or negative fair value are recorded as receivable from and payable to broker-dealers, as appropriate; options with a positive fair value are classified as financial instruments owned and options with a negative fair value are classified as financial instruments sold, but not yet purchased.

During the year, the Company adopted the FASB Codification guideline, Offsetting of Amounts Related to Certain Contracts. When the requirement of this guideline is met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangements. The adoption of this guideline did not have an impact on the Company's financial condition.

### Transfers of financial assets

The Company accounts for transfers of financial assets in accordance with FASB Codification, Accounting for Transfers and Servicing or Financial Assets and Extinguishments of Liabilities. In general, transfers are accounted for as sales under this guidance when the Company has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements. Financial instruments owned, which are pledged to counterparties under repurchase agreements and collateralized financing arrangements, and where the counterparty has the right, by contract or custom, to sell or repledge the financial instruments, are disclosed parenthetically in financial instruments owned on the statement of financial condition.

# Casgrain & Company (USA) Limited
## Notes to Financial Condition



### 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Securities financing transactions**

The Company enters into resale and repurchase agreements, securities borrowed and loaned transactions and bank loans in order to finance Company inventory positions and to obtain securities for settlement.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company's policy is to obtain possession of collateral with a fair value substantially equal to the principal amount loaned plus the accrued interest thereon in order to collateralize resale agreements. Similarly, the Company is required to provide financial instruments to counterparties in order to collateralize repurchase agreements. To ensure that the fair value of the underlying collateral in resale and repurchase transactions remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. All resale and repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivable and payable with the same counterparty.

Resale and repurchase agreements are reported net by counterparty, when applicable, pursuant to the guidelines of FASB Codification, Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.

Securities borrowed and securities loaned transactions are generally reported as collateralized financings transactions except where other securities are used as collateral. Securities borrowed and loaned transactions collateralized by cash are recorded at the amount of cash collateral advanced or received plus accrued interest thereon. Securities borrowed transactions require the Company to deposit cash or other securities as collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other securities in an amount generally equal to the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned against the collateral value on a daily basis, with additional collateral obtained or refunded as necessary. All borrowing and lending securities activities are transacted under master netting agreements.

Bank loans, necessary to facilitate the securities settlement process for the Company's transactions are recorded at the amount of cash received in connection with the transaction plus accrued interest. Bank loans are collateralized by financial instruments owned by the Company, securities purchased under agreements to resell and/or failed to deliver securities.

**Translation of foreign currencies**

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange.

## 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Income taxes

The Company accounts for income taxes under the general provisions of FASB Codification, Accounting for Income Taxes. Under this FASB Codification, deferred income taxes are provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial reporting and tax basis of assets and liabilities, using the currently enacted tax rates. Deferred tax assets are recognized to the extent that realization of such benefits are more likely than not.

The Company recognizes and measures its unrecognized tax benefits in accordance with the uncertain tax provision guideline of FASB Codification, Accounting for Income Taxes. Under this guideline, the Company assesses the likelihood, based on their technical merit, that tax provisions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs which requires a change.

### New accounting development

In February 2008, the FASB issued guidance on Accounting for Transfers of Financial Assets and Repurchase Financing Transaction. Under this guidance, there is a presumption that an initial transfer of a financial asset and subsequent repurchase financing are considered part of the same arrangement (linked transaction) for the purpose of evaluation under this guidance. However, if certain criteria are met, the initial transfer and repurchase financing transaction shall not be evaluated as a linked transaction and shall be evaluated separately. This guidance is effective as of October 1, 2009.

The Company does not expect that the adoption of this new accounting developments will have a material effect on its financial condition.

## 3 - FAIR VALUE

### Fair value measurements

The Company adopted FASB Codification, Fair Value Measurements as of October 1, 2008. The adoption did not have an impact on the Company's financial condition.

This FASB Codification defines fair value, establishes a framework for measuring fair value, outlines a fair value hierarchy based on inputs used to measured fair value and enhances disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

# Casgrain & Company (USA) Limited
# Notes to Financial Condition



## 3 - FAIR VALUE (Continued)

### Fair value measurements (Continued)

The fair value hierarchy prioritizes the inputs to evaluate techniques used to measure fair value into three broad levels:

Level 1: Unadjusted quoted price in active markets for indentical assets or liabilities which the Company has the ability to access.

Level 2: Quoted prices in markets that are not considered to be active or model inputs that are observable for the assets or liabilities, either directly or indirectly.

Level 3: Price or valuation techniques which require inputs that are both unobservable and significant to the overall fair value measurement for the asset or liability. These inputs rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

When the inputs used to measure fair value fall within different levels of the hierarchy, the hierarchy level is based on the lowest level input that is significant to the fair value measurement in its entirety.

During the year, the FASB issued guidelines on Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active and on Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. These guidelines clarify the application of FASB Codification, Fair Value Measurements, in inactive markets, when volume and level of activity have decreased significantly and in identifying non-orderly transactions. The Company's fair value measurement policies are consistent with both above guidelines and therefore the adoption of these guidelines did not have an impact on Company's financial condition.

### Fair value options

During the year, the Company adopted FASB Codification, The Fair Value Option for Financial Assets and Financial Liabilities. This FASB Codification permits the Company to measure certain financial assets or liabilities at fair value which are otherwise not accounted for as fair value under other accounting standards. As of September 30, 2009, the Company did not take advantage of the fair value option.

## 4 - PAYABLE TO BROKER-DEALERS

As at September 30, 2009, payable to broker-dealers consisted solely of net payable arising from unsettled regular-way transactions.

## 5 - FINANCIAL INSTRUMENTS OWNED AND FINANCIAL INSTRUMENTS SOLD, BUT NOT YET PURCHASED

As at September 30, 2009, financial instruments owned and financial instruments sold, but not yet purchased consisted solely of U.S. treasury securities. These securities were all valued using quoted market prices in active markets and are classified within Level 1 of the fair value hierarchy.

# Casgrain & Company (USA) Limited
# Notes to Financial Condition

**September 30, 2009 (in U.S.$)**

## 6 - INCOME TAXES

The Company is subject to Canadian income taxes only.

Deferred income taxes are provided for the temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial condition. These temporary differences result in taxable or deductible amounts in future years.

Deferred tax assets consist of start-up costs and clearing entrance fees not currently deductible.

## 7 - GUARANTEES, CONTINGENT LIABILITIES AND COMMITMENTS

### Securities clearing depository member guarantee

As a member of a securities clearing depository and pursuant to the membership agreement, the Company granted a movable hypothec and a security interest, where applicable, to the clearing agency and system operator and may as well be required to post collateral to satisfy margin deposits requirements. These guarantees may be used by the clearing agency and system operator in the event the Company fails to meet its contractual obligations. Moreover, the Company may also be required to pay a proportionate share of the financial obligation of another member who may default on its obligation to the clearing depository. In this situation, the Company's guarantee obligations would arise only if the clearing depository had previously exhausted all of its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the clearing depository. Any potential contingent liabilities under this membership agreement cannot be estimated. The Company has not recorded any contingent liability in its financial condition for this agreement and believes that any potential requirements to make payments under this agreement is remote.

As at September 30, 2009, the Company had deposit securities having a market value of $48,743 to satisfy margin deposits requirements.

### Derivative financial instruments

The Company executed all its exchange-traded contracts through a commodity futures correspondent broker who is a member of the exchanges where these contracts are traded. The rules of these exchanges require that margins in cash or securities be deposited with the clearing house where these contracts settle in order to guarantee their execution in the event the contract counterparty is unable to meet its contractual obligations. As at September 30, 2009, the Company had no margins deposit with its commodity futures correspondent broker.

FASB Codification, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others does not require disclosure about derivative contracts if such contracts may be cash settled and the Company has no basis to conclude if it is probable that the counterparties held, at inception, the underlying instruments related to the derivatives contracts. The Company has concluded that these conditions have been met for the derivative contracts that it has entered as at Septembre 30, 2009.

# Casgrain & Company (USA) Limited
# Notes to Financial Condition

**September 30, 2009** (in U.S.$)

## 7 - GUARANTEES, CONTINGENT LIABILITIES AND COMMITMENTS (Continued)

### Indemnifications

In the normal course of its business, the Company provides representations and warranties to counterparties in connection with a variety of commercial transactions which requires to indemnify them against potential losses caused by the breach of those representations and warranties. The Company has also agreed in certain circumstances, to indemnify and guarantee certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as agent of, or providing services to the Company. These indemnifications generally are standard contractual terms. The maximum potential amount of future payments which the Company may be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial condition for these indemnifications.

## 8 - FINANCIAL INSTRUMENTS

### Fair value of financial instruments

Financial instruments owned, financial instruments sold, but not yet purchased and derivative financial instruments are carried at fair value, which is defined in Note 3. All other financial assets and liabilities are recorded at contracted amounts approximating fair value due to the short-term nature of these financial instruments.

### Risk management and trading activities

The Company's trading activities consist in trading debt securities of Canadian governments (federal, provincial, municipal and public sector entities) and of the U.S. government, derivative financial instruments, as well as corporate debt and equity securities with clients. While trading is generated by client order flow, the Company also takes proprietary positions based on expectations of future market movements and conditions. The Company's trading strategies rely on the integrated management of its client-driven and proprietary transactions along with the hedging and financing of these positions.

These trading activities expose the Company to market and credit risks. These risks are managed in accordance with risk management policies and procedures established by the Company, as discussed below.

**8 - FINANCIAL INSTRUMENTS (Continued)**

**Risk management and trading activities (Continued)**

*Market risk*

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, currency exchange rates, equity price risk and credit spreads. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The following describes the types of market risks faced by the Company.

- Interest rate risk

  Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments.

- Currency risk

  Currency risk arises from the possibility that fluctuations in foreign exchange rates will affect the value of financial instruments.

- Equity price risk

  Equity price risk represents the risk that an equity price fluctuates due to unfavorable general movements in the level of the stock market or due to other instruments that derive their value from a particular equity security, a defined basket of equities or an equity index.

- Credit spread risk

  Credit spread risk arises from the possibility that changes in an issuer's credit rating or credit perception affect the value of financial instruments. Credit spreads represent the credit risk premiums required by market participants for a given quality, i.e. the additional yield that a debt instrument issued by an entity must produce over a less risky alternative (e.g. U.S. Treasury financial instrument).

The Company attempts to mitigate its exposure to market risk by entering into offsetting positions in other financial instruments, including derivative financial instruments, and by reviewing trading positions and limits.

# Casgrain & Company (USA) Limited
# Notes to Financial Condition

**September 30, 2009** (in U.S.$)

## 8 - FINANCIAL INSTRUMENTS (Continued)

### Risk management and trading activities (Continued)

*Credit risk*

Credit risk is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk"). Financial instruments are valued at fair value and therefore reflect the Company's maximum default risk exposure as at the date of the financial statements. In the case of resale and repurchase agreements as well as on and off-balance sheet securities borrowing and lending arrangements, this default risk is mitigated by master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivable and payable with the same counterparty.

As a broker-dealer, the Company executes and settles various client and broker-dealer transactions. Execution of these transactions includes the purchase and sale of financial instruments by the Company. These activities may expose the Company to a default risk arising from the potential that clients, broker-dealers or issuers may fail to satisfy their obligations. In these situations, the Company may sustain a loss if it has to purchase or sell the financial instruments underlying the contracts at an unfavorable market price.

The Company also clears some of its transactions through a bank pursuant to a clearance agreement. Non-performance by the bank in fulfilling its contractual obligations to the Company may expose the Company to default risk and potential loss, as described above.

In connection with its trading activities, the Company enters into resale and repurchase agreements, on and off-balance sheet securities borrowing and lending arrangements and bank loans. Under these agreements and transactions, the Company either receives or provides collateral such as cash or financial instruments. Additionally, the Company delivers collateral to satisfy margin deposits with clearing organizations and a commodity futures correspondent broker. In the event that the counterparty is unable to meet its contracted obligation to return financial instruments or cash delivered as collateral, the Company may incur a loss up to the amount by which the market value of the collateral delivered exceeds the value of the cash or financial instruments received. As mentioned, the Company enters into resale and repurchase agreements as well as securities loan agreements. These agreements include contractual provisions allowing additional collateral to be obtained or excess collateral returned when necessary, and give the Company the right, in the event of default, to liquidate collateral held and to offset receivable and payable with the same counterparty in order to reduce exposure to credit losses.

The Company manages credit risk by reviewing and establishing individual and group limits, by monitoring and managing daily exposure to credit limits, by reviewing counterparty financial soundness periodically, by utilizing a clearing bank that is highly capitalized, by obtaining additional collateral or retrieving excess collateral from counterparties, when deemed appropriate, and by entering into resale and repurchase agreements, and securities loan agreements.

# Casgrain & Company (USA) Limited
# Notes to Financial Condition

**September 30, 2009** (in U.S.$)

## 8 - FINANCIAL INSTRUMENTS (Continued)

### Risk management and trading activities (Continued)

*Concentration of credit risk*

Concentration of credit risk may arise from exposure to a single debtor or to a group of debtors having similar business characteristics or being engaged in like activities such that their ability to meet their contractual commitments is expected to be adversely affected in a similar manner, by changes in economic, political or other market conditions. To reduce the potential risk of concentration, individual and group credit limits are established and monitored in light of changing new counterparties and market conditions. The Company does not expect non-performance by counterparties in the above situation.

The Company's most significant industry credit concentration is with U.S. and Canadian governments, financial institutions and other broker-dealers. This concentration arises in the normal course of the Company's business.

*Derivatives financial instruments*

The Company utilizes derivative financial instruments for trading purposes and to manage market risk. Market risk is substantially dependant on the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchanges rates.

The Company manages the risk associated with derivatives financial instruments on an aggregate basis along with the risk associated with its proprietary trading positions as part of its risk management policy.

Notional principal amounts are not recorded on the statement of financial condition, but are rather utilized solely as a basis for determining future cash flows to be exchanged. Therefore, notional principal amounts provide a measure of the Company's involvement with such instruments, but are not indicative of actual or potential risk. As at September 30, 2009, no position was held by the Company on derivative financial instruments.

## 9 - COLLATERAL

The Company primarily receives collateral in connection with resale agreements and securities borrowed transactions. The Company is permitted to sell or repledge these securities held as collateral and use the securities to deliver to counterparties to cover short positions, secure repurchase agreements and bank loans or enter into securities lending transactions.

As at September 30, 2009, the fair value of securities received as collateral by the Company that it was permitted to sell or repledge, excluding the impact of FASB Codification, Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements, was $324,775,525 of which $304,389,610 was sold or repledged.

# Casgrain & Company (USA) Limited
## Notes to Financial Condition

**September 30, 2009** (in U.S.$)

### 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. As at September 30, 2009, the Company had net capital of $16,398,939 which was $16,148,939 in excess of its required net capital of $250,000.

### 11 - RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into financial instruments transactions and securities financing transactions with the Parent. The Company believes that these transactions are subject to terms and conditions comparable to transactions with unaffiliated entities. Additionally, the Company contracts a variety of services from the Parent. Such services include occupancy, use of equipment, back office, regulatory and administration.

As at September 30, 2009, the Company had a payable to the Parent of $13,330,009 relating to financial instruments transaction that has not reached their contractual settlement date. This amount is netted with other receivable and payable for unsettled regular-way trades and is reflected in payable to broker-dealers on the statement of financial condition. In addition, the Company had also with the Parent $159,762,605 of securities purchased under agreements to resell.

The charges related to services contracted from the Parent as at September 30, 2009 amount to $66,052 and are included in other liabilities.

# Casgrain & Company (USA) Limited

## Statement of Financial Condition
## September 30, 2009

Raymond Chabot Grant Thornton

## Independent Auditor's Report

**Raymond Chabot Grant Thornton LLP**
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8

Telephone: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

To the Board of Directors of
Casgrain & Company (USA) Limited

We have audited the accompanying statement of financial condition of Casgrain & Company (USA) Limited as at September 30, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally acepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Casgrain & Company (USA) Limited as at September 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

Raymond Chabot Grant Thornton LLP[1]

Chartered Accountants

Montréal, Québec, Canada
November 5, 2009

[1] Chartered accountant auditor permit no. 20750

# Casgrain & Company (USA) Limited
## Statement of Financial Condition

**September 30, 2009** (in U.S.$)

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 1,019,738 |
| Securities purchased under agreements to resell | | 263,632,634 |
| Financial instruments owned, at fair value ($23,717,422 pledged as collateral) | | 23,717,422 |
| Income taxes receivable | | 410,152 |
| Other assets | | 6,746 |
| **Total assets** | $ | 288,786,692 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Short-term borrowing from Parent, 1%, repayable upon demand | $ | 59,685 |
| Payable to broker-dealers | | 163,384,313 |
| Financial instruments sold, but not yet purchased, at fair value | | 104,116,607 |
| Other liabilities | | 98,267 |
| **Total liabilities** | | 267,658,872 |
| **STOCKHOLDER'S EQUITY** | | |
| Preferred stock, without par value | | |
| Authorized: unlimited number of shares | | |
| Issued: none | | |
| Common stock, without par value | | |
| Authorized: unlimited number of shares | | |
| Issued: 9,525,000 | | 9,525,000 |
| Retained earnings | | 11,602,820 |
| Total stockholder's equity | | 21,127,820 |
| **Total liabilities and stockholder's equity** | $ | 288,786,692 |

The accompanying notes are an integral part of this financial condition.

**On behalf of the Board,**

............................................ Director

............................................ Director

# Casgrain & Company (USA) Limited
# Notes to Financial Condition

**September 30, 2009** (in U.S.$)

## 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Casgrain & Company (USA) Limited ("the Company"), a Canadian corporation, is a wholly-owned subsidiary of Casgrain & Company Limited ("the Parent"), a Canadian broker-dealer. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation.

The Company deals in securities of the government of Canada and agencies, Canadian provincial governments and agencies, U.S. government securities, Canadian municipal securities as well as Canadian and U.S. corporate debt and equity securities. These activities are conducted on behalf of the Company's clients and for its own account. The Company's clients, which are strictly comprised of financial institutions and other broker-dealers, are located almost entirely in the United States.

The Company effects all its financial instruments transactions on a delivery/receive versus payment basis and therefore the Company does not otherwise hold funds or securities for, or owe money or securities, to clients.

## 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of presentation

Although the Company is a Canadian entity, it uses the U.S. dollar as the functional currency as the U.S. dollar is the currency of the primary economic environment in which the entity primarily operates.

### Accounting Standards Codification ("Codification") and the Hierarchy of General Accepted Accounting Principles ("GAAP")

On September 15, 2009, the Codification became the single source of authoritative U.S. GAAP for nongovernmental entities with the recent issuance of Financial Accounting Standards Board ("FASB") Statement No. 168, the FASB Accounting Standards Codification and the Hierarchy of Generally Accounting Principles: a replacement of FASB Statement No. 162, Generally Accepted Accounting Principles. Rules and interpretive releases of the SEC under authority of federal securities law also became source of authoritative GAAP for SEC registrant. The Codification establishes a two-level GAAP hierarchy: authoritative guidance and non-authoritative guidance. All existing accounting standards have been superseded and all other accounting literature not included in the Codification are considered non-authoritative. The Codification does not change the current GAAP. The Company's adoption of the Codification did not have a material impact on the Company's financial condition. References to authoritative U.S. GAAP literature in the Company's financial statements have been updated to reflect the new Codification references.

### Use of estimates

The preparation of financial condition in conformity with GAAP in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

# Casgrain & Company (USA) Limited
# Notes to Financial Condition

**September 30, 2009** (in U.S.$)

## 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Financial instruments transactions

Financial instruments transactions are recorded in the financial condition on a trade date basis.

Amounts receivable and payable for financial instruments transactions that have not reached their contractual settlement date are recorded on a net basis and are reflected accordingly in receivable from, or payable to, broker-dealers on the statement of financial condition.

### Financial instruments used for trading

Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value.

### Derivatives

Derivative financial instruments utilized by the Company are strictly comprised of U.S. exchange-traded contracts such as futures and options and are recorded at fair value.

Futures contracts with positive or negative fair value are recorded as receivable from and payable to broker-dealers, as appropriate; options with a positive fair value are classified as financial instruments owned and options with a negative fair value are classified as financial instruments sold, but not yet purchased.

During the year, the Company adopted the FASB Codification guideline, Offsetting of Amounts Related to Certain Contracts. When the requirement of this guideline is met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangements. The adoption of this guideline did not have an impact on the Company's financial condition.

### Transfers of financial assets

The Company accounts for transfers of financial assets in accordance with FASB Codification, Accounting for Transfers and Servicing or Financial Assets and Extinguishments of Liabilities. In general, transfers are accounted for as sales under this guidance when the Company has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements. Financial instruments owned, which are pledged to counterparties under repurchase agreements and collateralized financing arrangements, and where the counterparty has the right, by contract or custom, to sell or repledge the financial instruments, are disclosed parenthetically in financial instruments owned on the statement of financial condition.

# Casgrain & Company (USA) Limited
# Notes to Financial Condition



## 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Securities financing transactions

The Company enters into resale and repurchase agreements, securities borrowed and loaned transactions and bank loans in order to finance Company inventory positions and to obtain securities for settlement.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company's policy is to obtain possession of collateral with a fair value substantially equal to the principal amount loaned plus the accrued interest thereon in order to collateralize resale agreements. Similarly, the Company is required to provide financial instruments to counterparties in order to collateralize repurchase agreements. To ensure that the fair value of the underlying collateral in resale and repurchase transactions remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. All resale and repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivable and payable with the same counterparty.

Resale and repurchase agreements are reported net by counterparty, when applicable, pursuant to the guidelines of FASB Codification, Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.

Securities borrowed and securities loaned transactions are generally reported as collateralized financings transactions except where other securities are used as collateral. Securities borrowed and loaned transactions collateralized by cash are recorded at the amount of cash collateral advanced or received plus accrued interest thereon. Securities borrowed transactions require the Company to deposit cash or other securities as collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other securities in an amount generally equal to the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned against the collateral value on a daily basis, with additional collateral obtained or refunded as necessary. All borrowing and lending securities activities are transacted under master netting agreements.

Bank loans, necessary to facilitate the securities settlement process for the Company's transactions are recorded at the amount of cash received in connection with the transaction plus accrued interest. Bank loans are collateralized by financial instruments owned by the Company, securities purchased under agreements to resell and/or failed to deliver securities.

### Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange.

## 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Income taxes

The Company accounts for income taxes under the general provisions of FASB Codification, Accounting for Income Taxes. Under this FASB Codification, deferred income taxes are provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial reporting and tax basis of assets and liabilities, using the currently enacted tax rates. Deferred tax assets are recognized to the extent that realization of such benefits are more likely than not.

The Company recognizes and measures its unrecognized tax benefits in accordance with the uncertain tax provision guideline of FASB Codification, Accounting for Income Taxes. Under this guideline, the Company assesses the likelihood, based on their technical merit, that tax provisions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs which requires a change.

### New accounting development

In February 2008, the FASB issued guidance on Accounting for Transfers of Financial Assets and Repurchase Financing Transaction. Under this guidance, there is a presumption that an initial transfer of a financial asset and subsequent repurchase financing are considered part of the same arrangement (linked transaction) for the purpose of evaluation under this guidance. However, if certain criteria are met, the initial transfer and repurchase financing transaction shall not be evaluated as a linked transaction and shall be evaluated separately. This guidance is effective as of October 1, 2009.

The Company does not expect that the adoption of this new accounting developments will have a material effect on its financial condition.

## 3 - FAIR VALUE

### Fair value measurements

The Company adopted FASB Codification, Fair Value Measurements as of October 1, 2008. The adoption did not have an impact on the Company's financial condition.

This FASB Codification defines fair value, establishes a framework for measuring fair value, outlines a fair value hierarchy based on inputs used to measured fair value and enhances disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

## 3 - FAIR VALUE (Continued)

### Fair value measurements (Continued)

The fair value hierarchy prioritizes the inputs to evaluate techniques used to measure fair value into three broad levels:

Level 1: Unadjusted quoted price in active markets for indentical assets or liabilities which the Company has the ability to access.

Level 2: Quoted prices in markets that are not considered to be active or model inputs that are observable for the assets or liabilities, either directly or indirectly.

Level 3: Price or valuation techniques which require inputs that are both unobservable and significant to the overall fair value measurement for the asset or liability. These inputs rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

When the inputs used to measure fair value fall within different levels of the hierarchy, the hierarchy level is based on the lowest level input that is significant to the fair value measurement in its entirety.

During the year, the FASB issued guidelines on Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active and on Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. These guidelines clarify the application of FASB Codification, Fair Value Measurements, in inactive markets, when volume and level of activity have decreased significantly and in identifying non-orderly transactions. The Company's fair value measurement policies are consistent with both above guidelines and therefore the adoption of these guidelines did not have an impact on Company's financial condition.

### Fair value options

During the year, the Company adopted FASB Codification, The Fair Value Option for Financial Assets and Financial Liabilities. This FASB Codification permits the Company to measure certain financial assets or liabilities at fair value which are otherwise not accounted for as fair value under other accounting standards. As of September 30, 2009, the Company did not take advantage of the fair value option.

## 4 - PAYABLE TO BROKER-DEALERS

As at September 30, 2009, payable to broker-dealers consisted solely of net payable arising from unsettled regular-way transactions.

## 5 - FINANCIAL INSTRUMENTS OWNED AND FINANCIAL INSTRUMENTS SOLD, BUT NOT YET PURCHASED

As at September 30, 2009, financial instruments owned and financial instruments sold, but not yet purchased consisted solely of U.S. treasury securities. These securities were all valued using quoted market prices in active markets and are classified within Level 1 of the fair value hierarchy.

## 6 - INCOME TAXES

The Company is subject to Canadian income taxes only.

Deferred income taxes are provided for the temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial condition. These temporary differences result in taxable or deductible amounts in future years.

Deferred tax assets consist of start-up costs and clearing entrance fees not currently deductible.

## 7 - GUARANTEES, CONTINGENT LIABILITIES AND COMMITMENTS

### Securities clearing depository member guarantee

As a member of a securities clearing depository and pursuant to the membership agreement, the Company granted a movable hypothec and a security interest, where applicable, to the clearing agency and system operator and may as well be required to post collateral to satisfy margin deposits requirements. These guarantees may be used by the clearing agency and system operator in the event the Company fails to meet its contractual obligations. Moreover, the Company may also be required to pay a proportionate share of the financial obligation of another member who may default on its obligation to the clearing depository. In this situation, the Company's guarantee obligations would arise only if the clearing depository had previously exhausted all of its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the clearing depository. Any potential contingent liabilities under this membership agreement cannot be estimated. The Company has not recorded any contingent liability in its financial condition for this agreement and believes that any potential requirements to make payments under this agreement is remote.

As at September 30, 2009, the Company had deposit securities having a market value of $48,743 to satisfy margin deposits requirements.

### Derivative financial instruments

The Company executed all its exchange-traded contracts through a commodity futures correspondent broker who is a member of the exchanges where these contracts are traded. The rules of these exchanges require that margins in cash or securities be deposited with the clearing house where these contracts settle in order to guarantee their execution in the event the contract counterparty is unable to meet its contractual obligations. As at September 30, 2009, the Company had no margins deposit with its commodity futures correspondent broker.

FASB Codification, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others does not require disclosure about derivative contracts if such contracts may be cash settled and the Company has no basis to conclude if it is probable that the counterparties held, at inception, the underlying instruments related to the derivatives contracts. The Company has concluded that these conditions have been met for the derivative contracts that it has entered as at Septembre 30, 2009.

# Casgrain & Company (USA) Limited
# Notes to Financial Condition



## 7 - GUARANTEES, CONTINGENT LIABILITIES AND COMMITMENTS (Continued)

### Indemnifications

In the normal course of its business, the Company provides representations and warranties to counterparties in connection with a variety of commercial transactions which requires to indemnify them against potential losses caused by the breach of those representations and warranties. The Company has also agreed in certain circumstances, to indemnify and guarantee certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as agent of, or providing services to the Company. These indemnifications generally are standard contractual terms. The maximum potential amount of future payments which the Company may be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial condition for these indemnifications.

## 8 - FINANCIAL INSTRUMENTS

### Fair value of financial instruments

Financial instruments owned, financial instruments sold, but not yet purchased and derivative financial instruments are carried at fair value, which is defined in Note 3. All other financial assets and liabilities are recorded at contracted amounts approximating fair value due to the short-term nature of these financial instruments.

### Risk management and trading activities

The Company's trading activities consist in trading debt securities of Canadian governments (federal, provincial, municipal and public sector entities) and of the U.S. government, derivative financial instruments, as well as corporate debt and equity securities with clients. While trading is generated by client order flow, the Company also takes proprietary positions based on expectations of future market movements and conditions. The Company's trading strategies rely on the integrated management of its client-driven and proprietary transactions along with the hedging and financing of these positions.

These trading activities expose the Company to market and credit risks. These risks are managed in accordance with risk management policies and procedures established by the Company, as discussed below.

# Casgrain & Company (USA) Limited
# Notes to Financial Condition



## 8 - FINANCIAL INSTRUMENTS (Continued)

### Risk management and trading activities (Continued)

*Market risk*

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, currency exchange rates, equity price risk and credit spreads. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The following describes the types of market risks faced by the Company.

– Interest rate risk

  Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments.

– Currency risk

  Currency risk arises from the possibility that fluctuations in foreign exchange rates will affect the value of financial instruments.

– Equity price risk

  Equity price risk represents the risk that an equity price fluctuates due to unfavorable general movements in the level of the stock market or due to other instruments that derive their value from a particular equity security, a defined basket of equities or an equity index.

– Credit spread risk

  Credit spread risk arises from the possibility that changes in an issuer's credit rating or credit perception affect the value of financial instruments. Credit spreads represent the credit risk premiums required by market participants for a given quality, i.e. the additional yield that a debt instrument issued by an entity must produce over a less risky alternative (e.g. U.S. Treasury financial instrument).

The Company attempts to mitigate its exposure to market risk by entering into offsetting positions in other financial instruments, including derivative financial instruments, and by reviewing trading positions and limits.

## 8 - FINANCIAL INSTRUMENTS (Continued)

### Risk management and trading activities (Continued)

*Credit risk*

Credit risk is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk"). Financial instruments are valued at fair value and therefore reflect the Company's maximum default risk exposure as at the date of the financial statements. In the case of resale and repurchase agreements as well as on and off-balance sheet securities borrowing and lending arrangements, this default risk is mitigated by master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivable and payable with the same counterparty.

As a broker-dealer, the Company executes and settles various client and broker-dealer transactions. Execution of these transactions includes the purchase and sale of financial instruments by the Company. These activities may expose the Company to a default risk arising from the potential that clients, broker-dealers or issuers may fail to satisfy their obligations. In these situations, the Company may sustain a loss if it has to purchase or sell the financial instruments underlying the contracts at an unfavorable market price.

The Company also clears some of its transactions through a bank pursuant to a clearance agreement. Non-performance by the bank in fulfilling its contractual obligations to the Company may expose the Company to default risk and potential loss, as described above.

In connection with its trading activities, the Company enters into resale and repurchase agreements, on and off-balance sheet securities borrowing and lending arrangements and bank loans. Under these agreements and transactions, the Company either receives or provides collateral such as cash or financial instruments. Additionally, the Company delivers collateral to satisfy margin deposits with clearing organizations and a commodity futures correspondent broker. In the event that the counterparty is unable to meet its contracted obligation to return financial instruments or cash delivered as collateral, the Company may incur a loss up to the amount by which the market value of the collateral delivered exceeds the value of the cash or financial instruments received. As mentioned, the Company enters into resale and repurchase agreements as well as securities loan agreements. These agreements include contractual provisions allowing additional collateral to be obtained or excess collateral returned when necessary, and give the Company the right, in the event of default, to liquidate collateral held and to offset receivable and payable with the same counterparty in order to reduce exposure to credit losses.

The Company manages credit risk by reviewing and establishing individual and group limits, by monitoring and managing daily exposure to credit limits, by reviewing counterparty financial soundness periodically, by utilizing a clearing bank that is highly capitalized, by obtaining additional collateral or retrieving excess collateral from counterparties, when deemed appropriate, and by entering into resale and repurchase agreements, and securities loan agreements.

# Casgrain & Company (USA) Limited
# Notes to Financial Condition



## 8 - FINANCIAL INSTRUMENTS (Continued)

### Risk management and trading activities (Continued)

*Concentration of credit risk*

Concentration of credit risk may arise from exposure to a single debtor or to a group of debtors having similar business characteristics or being engaged in like activities such that their ability to meet their contractual commitments is expected to be adversely affected in a similar manner, by changes in economic, political or other market conditions. To reduce the potential risk of concentration, individual and group credit limits are established and monitored in light of changing new counterparties and market conditions. The Company does not expect non-performance by counterparties in the above situation.

The Company's most significant industry credit concentration is with U.S. and Canadian governments, financial institutions and other broker-dealers. This concentration arises in the normal course of the Company's business.

*Derivatives financial instruments*

The Company utilizes derivative financial instruments for trading purposes and to manage market risk. Market risk is substantially dependant on the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchanges rates.

The Company manages the risk associated with derivatives financial instruments on an aggregate basis along with the risk associated with its proprietary trading positions as part of its risk management policy.

Notional principal amounts are not recorded on the statement of financial condition, but are rather utilized solely as a basis for determining future cash flows to be exchanged. Therefore, notional principal amounts provide a measure of the Company's involvement with such instruments, but are not indicative of actual or potential risk. As at September 30, 2009, no position was held by the Company on derivative financial instruments.

## 9 - COLLATERAL

The Company primarily receives collateral in connection with resale agreements and securities borrowed transactions. The Company is permitted to sell or repledge these securities held as collateral and use the securities to deliver to counterparties to cover short positions, secure repurchase agreements and bank loans or enter into securities lending transactions.

As at September 30, 2009, the fair value of securities received as collateral by the Company that it was permitted to sell or repledge, excluding the impact of FASB Codification, Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements, was $324,775,525 of which $304,389,610 was sold or repledged.

# Casgrain & Company (USA) Limited
## Notes to Financial Condition

**September 30, 2009** (in U.S.$)

### 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. As at September 30, 2009, the Company had net capital of $16,398,939 which was $16,148,939 in excess of its required net capital of $250,000.

### 11 - RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into financial instruments transactions and securities financing transactions with the Parent. The Company believes that these transactions are subject to terms and conditions comparable to transactions with unaffiliated entities. Additionally, the Company contracts a variety of services from the Parent. Such services include occupancy, use of equipment, back office, regulatory and administration.

As at September 30, 2009, the Company had a payable to the Parent of $13,330,009 relating to financial instruments transaction that has not reached their contractual settlement date. This amount is netted with other receivable and payable for unsettled regular-way trades and is reflected in payable to broker-dealers on the statement of financial condition. In addition, the Company had also with the Parent $159,762,605 of securities purchased under agreements to resell.

The charges related to services contracted from the Parent as at September 30, 2009 amount to $66,052 and are included in other liabilities.